Contact

www.linkedin.com/in/
donaldscottthesecond (LinkedIn)

Top Skills

Project Delivery

Cross-functional Team Leadership

People Management

Certifications

Exam 475: Designing and Implementing Big Data Analytics Solutions

Enterprise Design Thinking Practitioner

The High-Growth Certificate

Microsoft Certified: Azure Fundamentals

Ureeka Level 3: Professional

Publications

Z is for me, Zipline

Donald Scott II

SBC '23 < | < StoryTeller > | > Innovator

Chicago, Illinois, United States

Summary

Co-Founder & Chief Technologist for PiggyBack Network. We are building a world class youth transportation company focused on increasing access to opportunity. Our business model is rooted in the UN Sustainable Development Goals as well as the WHO Social Determinants of Health.

We believe that for-profit innovation has the ability to elevate the lived experience of every community, globally.

The Universe Conspires To My Benefit and Those Around Me.

Experience

PiggyBack Network

2 years 11 months

Chief Technology Officer

May 2023 - Present (4 months)

World Wide

We are building a global solution for youth transportation and parenting logistics to remove the transportation barrier that blocks many families from their full potential. Technology is a key enabler to living a more meaningful life.

Chief Operating Officer

April 2022 - Present (1 year 5 months)

Austin, Texas

Build. Break. Learn. Excel. Repeat.
As an innovator, my role is to remove obstacles and overcome challenges to keep our team moving forward. Excellence is art and teams appreciate my ability to manage expectations.

Co-Fundraiser

November 2021 - June 2022 (8 months)

Austin, Texas

Though we're always raising money - this initial raise pushed us from hobby to delaware corp. We are proud of this moment in time.

Co-Founder
October 2020 - November 2021 (1 year 2 months)
Austin, Texas

PiggyBack is a Youth Transportation Solution designed to connect busy families in search of safe, reliable, and affordable travel to and from school and extracurricular activities.

Culture Crawl ATX
Podcast Co-host
August 2019 - Present (4 years 1 month)
Austin, Texas

Learning about the world by listening to others.

Snapshot Consulting
Founder
February 2021 - June 2023 (2 years 5 months)
Austin, Texas

Snapshot Consultants empower people to change the world using information and expertise. We provide high quality coaching, mentoring and inclusive networking to organically diversify leadership talent pools and to disrupt the bias of comfort over competency in recruiting, retention and promotion.

More Men In Schools
Co-Founder
January 2020 - June 2023 (3 years 6 months)
Austin, Texas

Encouraging more men to be actively involved in education.

Techstars
Startup Mentor
September 2022 - December 2022 (4 months)
Washington, District of Columbia, United States

Techstars has worked with startups across a range of verticals, from aerospace to finance, logistics, and retail, connecting them to a network of successful mentors and partners. Each year, Techstars chooses over 500 early-stage companies to join one of their 3-month, mentorship-driven accelerators, investing $120K and providing hands-on mentorship and access to the Techstars network for life.

Affiliated Programs: Techstars Atlanta Powered by J.P. Morgan, Techstars Washington, DC Powered by J.P. Morgan, Build in Tulsa Techstars Accelerator, Techstars Anywhere

IBM
Solution Architect, Client Engineering
March 2021 - April 2022 (1 year 2 months)
Austin, Texas

IBM Client Engineering supports innovative Clients using a methodology rooted in design thinking best-practices and agile development to enable the hybrid cloud build on RedHat OpenShift Container Platform.

Princeton Club of Austin
President
October 2019 - September 2021 (2 years)
Austin, Texas

Volunteering to Keep Austin in the Service of Humanity.

Avanade
3 years 2 months

Solution Architect, Global Solutions Area
February 2020 - February 2021 (1 year 1 month)
Austin, Texas

Career Advisor & Mentor

Finance and Alliance Chair | INSPIRE Employee Network

As a member of the Global Solution Area, I am responsible to the Data & AI COE. My primary focus is Data Platform Modernization, guiding our clients on their migration journey to the cloud. I specialize in Azure PaaS solution architecture, supporting our clients' aspirational business needs and technology enhancements.

In the GSA we combine our experience in the field to create collateral that supports our regional teams, global go to market strategy, and key high value scenarios that require specialization and thought leadership. I support Requests for Proposal (RFP) as well as Assessment & Roadmap engagements to establish trust and confidence with our clients.

Our teams create roadmaps that align people, process and technology to the future landscape in a way that limits disruption while also maximizing the rewards associated with the risk of moving away from legacy platforms and procedures. Avanade's relationship with Microsoft enables us to stay at the cutting edge of technology advancements, learning, testing and implementing strategies that will set the standard for years to come.

Azure Synapse Analytics (SQL DW), Azure Data Factory, Azure Databricks, Power BI

Solution Architect, Analytics Talent Community
January 2018 - March 2020 (2 years 3 months)
Austin, Texas

As a solution architect supporting the Southwest Analytics Talent Community I was responsible for supporting our clients via solution architecture, project delivery and management, and implementation services. As an Azure PaaS certified consultant, my work revolved around building solutions to enhance the data processing or reporting capabilities inside organizational departments.

Working with Delivery Management, Client Account Leads, and project teams, I was able to build trusted relationships to navigate the expected and unexpected obstacles that arise during any complex engagement. In every project, my primary goal is to bring out the best in every teammate to ensure the success of both the client and the consultant.

Teradata Migration, Adobe Analytics Data Integration, Azure, AWS

Career Adviser

Finance and Alliance Chair | INSPIRE Employee Network

Think Big Analytics, A Teradata Company
Senior Manager, Omni-Channel Analytics
July 2017 - December 2017 (6 months)
Austin, Texas

Working with a solid group of people, Think Big Analytics has given me the opportunity to tackle web and digital marketing data management challenges in a wide variety of verticals and industries. We've created solutions and built relationships.

My expertise revolved around 360 degree view of the customer and the associated omni-channel attribution models. The global teams I have managed and major clients I've supported taught me a great deal about the world and the future of technological advancement.

Teradata, AWS, Azure

Claraview
Manager, Web Analytics
May 2013 - June 2017 (4 years 2 months)
Austin, Texas

My role shifted as needed though the objective remained the same - implementation of data integration techniques to enhance cross channel analytics, focused on digital marketing and web analytic solution development & delivery.   I take pride in overseeing the development of identity resolution capabilities, path-to-conversion analysis, and advanced yet easy to understand marketing attribution techniques; all with an eye toward self service adoption by marketing managers and supporting analysts.

Teradata, Aster, Tableau, MicroStrategy, Hadoop, DataStage, Talend, Informatica

Lunexa
Senior Consultant
January 2009 - May 2013 (4 years 5 months)
San Francsico

Lunexa built the best team of end to end consultants the world has ever known. We worked together as a collective force, focused on the success of our clients and partners. I had the opportunity to support pre-sales activities, collect business requirements, manage projects, implement ETL or BI solutions, and support customer adoption via testing and training. The real-world lessons on how to be great consultants, supportive leaders, and amazing teammates are the most valuable assets that Jagrit, Alex and Dave gave to their employees. Special shout out to D.Choi!

Teradata, Aster, Tableau, MicroStrategy, Hadoop, DataStage, Talend, Informatica, Ab Initio

Knightsbridge Solutions
Information Technology Consultant
January 2004 - December 2008 (5 years)

I started my career as an Ab Initio developer. I learned what it means to be a professional, a technologist, and a trusted advisor. The introduction to consulting set me on the path for customer relationship management and excellence in customer service. When we were acquired by HP, my professional scope expanded to requirements gathering and data modeling (JRD, BRD, Excel, Erwin).

I traveled internationally to support platform modernization roadmaps and implementation activities.

Kensington Resources and Knightsbridge Solutions alumni remain extremely influential in the industry.

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Education

Princeton University
BSE, Electrical Engineering